FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    March, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock
    Line 2  - Common Stock
    Line 3  - Common Stock
    Line 4  - Common Stock
    Line 5  - Common Stock
    Line 6  - Common Stock
    Line 7  - Common Stock
    Line 8  - Common Stock
    Line 9  - Common Stock
    Line 10 - Common Stock
    Line 11 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 -  March 1, 2000
    Line 2 -  March 1, 2000
    Line 3 -  March 1, 2000
    Line 4 -  March 2, 2000
    Line 5 -  March 2, 2000
    Line 6 -  March 2, 2000
    Line 7 -  March 2, 2000
    Line 8 -  March 3, 2000
    Line 9 -  March 3, 2000
    Line 10 - March 3, 2000
    Line 11 - March 3, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  S
    Line 2  - Code:  S
    Line 3  - Code:  S
    Line 4  - Code:  S
    Line 5  - Code:  S
    Line 6  - Code:  S
    Line 7  - Code:  S
    Line 8  - Code:  S
    Line 9  - Code:  S
    Line 10 - Code:  S
    Line 11 - Code:  S

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount:10,700 Shares;(A)or(D):Disposed;Price: $8.63 Per Share Line 2 - Amount: 3,800 Shares;(A)or(D):Disposed;Price: $8.94 Per Share Line 3 - Amount: 500 Shares;(A)or(D):Disposed;Price: $9.00 Per Share Line 4 - Amount: 6,100 Shares;(A)or(D):Disposed;Price: $8.75 Per Share Line 5 - Amount: 8,300 Shares;(A)or(D):Disposed;Price: $8.88 Per Share Line 6 - Amount: 1,400 Shares;(A)or(D):Disposed;Price: $8.81 Per Share Line 7 - Amount: 9,100 Shares;(A)or(D):Disposed;Price: $8.94 Per Share Line 8 - Amount: 600 Shares;(A)or(D):Disposed;Price: $8.69 Per Share Line 9 - Amount:10,700 Shares;(A)or(D):Disposed;Price: $8.56 Per Share Line 10 - Amount: 1,000 Shares;(A)or(D):Disposed;Price: $8.81 Per Share Line 11 - Amount: 1,200 Shares;(A)or(D):Disposed;Price; $8.63 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

     550,012 Shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

       9,411 Shares Direct
     540,601 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    540,601 Shares Indirectly by a Limited Partnership of which Mr. Geddes is the General Partner

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
    (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - N/A

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - N/A

3.  Transaction Date (Month/Day/Year)

    Line 1 - N/A

4.  Transaction Code (Instr. 8)

    Line 1 - N/A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - N/A

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - N/A

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - N/A

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 488,993 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    488,993 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses:  N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Ray A. Geddes                                   April 10, 2000
**Signature of Reporting Person                         Date